EXHIBIT 11

ESTERLINE TECHNOLOGIES CORPORATION

Computation of Basic and Diluted Earnings Per Common Share

For the Three and Nine Month Periods Ended July 30, 2010 and July 31, 2009

(Unaudited)

(In thousands, except per share amounts)

	Three Months Ended		Nine Months Ended
	July 30, 2010	July 31, 2009	July 30, 2010	July 31, 2009

Net Sales	$383,486	$361,486	$1,110,466	$1,030,705
Gross Margin	131,708	117,147	365,435	331,897

Net Earnings From Continuing Operations Attributable to Esterline	$39,858	$32,478	$82,231	$69,303
Net Earnings From Discontinued Operations Attributable to Esterline	0	163	0	15,994

Net Earnings Attributable to Esterline	$39,858	$32,641	$82,231	$85,297

Basic

Weighted Average Number of Shares Outstanding	30,043	29,736	29,913	29,701

Earnings Per Share Attributable to Esterline – Basic:
Continuing Operations	$1.33	$1.09	$2.75	$2.33
Discontinued Operations	.00	.01	.00	.54

Earnings Per Share Attributable to Esterline – Basic	$1.33	$1.10	$2.75	$2.87

Diluted

Weighted Average Number of Shares Outstanding	30,043	29,736	29,913	29,701
Net Shares Assumed to be Issued for Stock Options	515	134	481	154

Weighted Average Number of Shares and Equivalent Shares Outstanding – Diluted	30,558	29,870	30,394	29,855

Earnings Per Share Attributable to Esterline – Diluted:
Continuing Operations	$1.30	$1.09	$2.71	$2.32
Discontinued Operations	.00	.00	.00	.54

Earnings Per Share Attributable to Esterline – Diluted	$1.30	$1.09	$2.71	$2.86